SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated December 13, 2016 - Neovasc and Boston Scientific Close US$75 Million Agreement

Document 1

Neovasc and Boston Scientific Close US$75 Million Agreement

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Dec. 13, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced the close of its transaction with Boston Scientific Corporation (NYSE: BSX).

The two organizations announced a definitive agreement on December 2, 2016 for Boston Scientific to acquire Neovasc's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of US$75 million in cash.

Under the terms of the asset purchase agreement Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing its mitral bioprosthesis valve Tiara™ through its clinical and regulatory pathways.

Under the terms of the equity investment, Boston Scientific has acquired 11,817,000 common shares in the capital of Neovasc (the "Common Shares") at a price of US$0.60 per Common Share, for gross proceeds of US$7,090,200. Neovasc intends to use the proceeds of these transactions to post a partial bond in connection with a stay of judgement pending appeal in the ongoing litigation against CardiAQ Valve Technologies, Inc ("CardiAQ") and for general corporate purposes.  Neovasc currently has 78,683,345 shares outstanding.

On December 12, 2016, the U.S. District Court for the District of Massachusetts held a hearing in connection with the Company's ongoing litigation against CardiAQ.  Ruling from the bench, the Court denied CardiAQ's motion for a temporary restraining order to prevent the transaction between Neovasc and Boston Scientific Corporation from closing.  The Court also indicated a willingness to stay enforcement of the judgment against Neovasc pending appeal (the judgment is currently temporarily stayed), subject to Neovasc posting a partial bond in the amount of US$70 million, as well as other terms and conditions to be determined.  Those terms and conditions generally relate to CardiAQ's ability to register its U.S. judgment in Canada, and requirements for Neovasc to inform CardiAQ and the Court about certain potential future transactions outside the ordinary course of business.  The Court directed the parties to work to agree to such terms and conditions, which would then be subject to Court approval.

Boston Scientific, based in Marlborough, Massachusetts, transforms lives through innovative medical solutions that improve the health of patients around the world. As a global medical technology leader for more than 35 years, Boston Scientific provides a broad range of high performance solutions that address unmet patient needs.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the U.S. and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the U.S., Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the Company's transaction with Boston Scientific, including the Company's intended use of net proceeds, and its ongoing litigation with CardiAQ, including the willingness of the court to stay enforcement of the judgement against Neovasc, subject to Neovasc posting a partial bond, as well as other terms and conditions to be determined. The words "expected", "will", "willingness", "anticipated", "look forward", "eventually", "subject to", "intends" and similar words or expressions are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the Company's  broad discretion in the use of proceeds; the ability of Neovasc and CardiAQ to agree on terms and conditions related to the potential stay of enforcement of the judgement against Neovasc; the Court's review of any such terms and conditions agreed to by Neovasc and CardiAQ; the conduct or possible outcomes of any actual or threatened legal proceedings; the Company's ability to stay the payment of the awards in the CardiAQ litigation and its ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which are inherently uncertain and which create material uncertainty and cast substantial doubt on the Company's ability to continue as a going concern; the potential impact on the Company's business of an adverse decision in the appeal on the question of inventorship even if the Company prevails on its appeal of the awards; potential changes in circumstances relating to the Company's financing requirements, whether as a result of the CardiAQ litigation, unforeseen circumstances or otherwise; the Company's ability to raise additional funding;  the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in the Company's clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; changes in business strategy or development plans; and existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operation (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 13-DEC-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: December 13, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer